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VIA EDGAR                                                  April 18, 2001
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:    J.P. Morgan Institutional Funds
       Request for Withdrawal of Registration Statement on Form N-14 File Nos. 333-58870; 333-58938; 333-58910


Ladies and Gentlemen:

            It has come to our attention that, because of a data input error by the printer, certain Registration Statements on Form N-14 were incorrectly filed with the Securities and Exchange Commission on April 13, 2001, on behalf of J.P. Morgan Institutional Funds for the following funds: J.P. Morgan Institutional Service Federal Money Market Fund, J.P. Morgan Institutional Tax Exempt Money Market Fund and J.P. Morgan Treasury Money Market Reserves Fund. The Registration Statements were subsequently filed correctly on April 16, 2001, on behalf of Mutual Fund Trust (the "Company").

            The Company respectfully requests that the above-named Registration Statements on Form N-14 filed on behalf of J.P. Morgan Institutional Funds be withdrawn pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"). Pursuant to the provisions of Rule 477 under the 1933 Act, the Company hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors, consent to the withdrawal of the above-named Registration Statements and issue an order granting such withdrawal. In accordance with Rule 478(c)

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under the 1933 Act, this request is made by the undersigned as the Secretary of the Company and the Agent for Service named in the Registration Statement of the Company, for and on behalf of the Company.

            Should you have any questions regarding this matter, please do not hesitate to call Cynthia Cobden at (212) 455-7744, David Wohl at (212) 455-7937 or Michael B. Garcia at (212) 455-2795.


                                        Mutual Fund Trust



                                        By:  /s/ Lisa Hurley
                                             ---------------
                                             Lisa Hurley
                                             Secretary



cc:  Mary Cole